SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                (Name of Issuer)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                          James R. Bordewick, Jr., Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000


                                 March 27, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  ---------------------------------------------------------------------------
  Transaction Valuation: $35,000,000(a)    Amount of Filing Fee: $1,074.50(b)
  ---------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[ ] Check  the  box  if  any   part of the fee is  offset  as  provided  by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:___________________________________

    Form or Registration No.:__________________________________

    Filing Party:_____________________________________________

    Date Filed:______________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.  SUMMARY TERM SHEET.

         Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") is offering to purchase limited liability company interests in the Fund ("Interests") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the "Board") has authorized the Fund to offer to purchase Interests in an amount up to $35,000,000. This Offer will remain open until midnight, Eastern Time, on April 27, 2007, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the "Expiration Date").

The net asset value of an Interest will be calculated for this purpose as of June 30, 2007 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

         The Offer is being made to all holders of Interests ("Investors") and is not conditioned on any minimum amount of Interests being tendered. An Investor may tender its entire Interest or a portion of its Interest (defined as a specific dollar value) as long as the Investor maintains the required minimum capital account balance of at least $50,000.

         If an Investor tenders all of its Interest in the Fund and the Fund purchases that Interest, the Investor will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to:

         i) an initial payment (the "Initial Payment") in cash and/or marketable securities equal to 90% of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to Banc of America Investment Advisors, Inc. (the "Adviser") and Grosvenor Capital Management, L.P. (the "Subadviser"), of the Interest tendered and purchased, which will be paid to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

         ii) a contingent payment (the "Contingent Payment") in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, is payable within 120 days after the Valuation Date.

         If an Investor tenders a portion of its Interest in the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor's entire Interest) and the Fund purchases that Interest, the Investor will receive as consideration a non-interest bearing, non-transferable note, to be held for the Investor by PFPC Inc., entitling the Investor to payment of the unaudited net asset value, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, of such portion of the Investor's Interest accepted for payment in cash and/or marketable securities within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of capital from such portfolio funds to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount an Investor tenders if the purchase would cause such Investor's capital account to have a balance of less than $50,000. In the case of a partial tender greater than 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

         If the Fund accepts the tender of an Investor's entire Interest or a portion of an Investor's Interest, the Investor's proceeds will be funded from one or more of the following sources: cash on hand, withdrawals of capital from the portfolio funds in which the Fund invests, the proceeds of the sale of or delivery of portfolio securities held by the Fund, or borrowings, though the Fund does not presently intend to make any such borrowings.

         Until the expiration of the Offer, an Investor has the right to change its mind and withdraw any tender of its Interest. If the Fund has not accepted an Investor's tender of an Interest (or portion of an Interest) before May 22, 2007, the Investor will also have the right to withdraw the tender of its Interest on or after such date. Interests withdrawn before the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described in the Offer.

         If an Investor would like the Fund to purchase such Investor's entire Interest or a portion of its Interest, the Investor must complete, sign and either mail a Letter of Transmittal to PFPC Inc. at P.O. Box 219, Claymont, DE 19703, Attention: Columbia Management Tender Offer Administrator or fax it to PFPC Inc. at (302) 791-2790, Attention: Columbia Management Tender Offer Administrator, so that it is received before midnight, Eastern Time, on April 27, 2007 (or if the Offer is extended, until any later Expiration Date). If an Investor chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before the Expiration Date).

         The value of an Investor's Interest will likely change between the date its net asset value was last calculated and the Valuation Date, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. An Investor may obtain the estimated net asset value of its Interests, which is calculated monthly, by contacting PFPC Inc. at (302) 791-2810 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         The Fund has the right to cancel, amend or postpone the Offer at any time before midnight, Eastern Time, on the Expiration Date. Please note that just as each Investor has the right to withdraw the tender of an Interest, the Fund has the right to suspend, amend or postpone this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Although the Offer expires on April 27, 2007 (or if the Offer is extended, such later Expiration Date), an Investor that tenders its Interest will remain an Investor in the Fund, with respect to the Interest tendered and accepted for purchase by the Funds, through the Valuation Date. Accordingly, the value of an Investor's tendered Interest may rise or fall until the Valuation Date.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (888) 786-9977.

         (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the start of business on March 1, 2007, there was approximately $175,598,569 in outstanding Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $35,000,000 of Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Operating Agreement dated July 2002, as amended (the "LLC Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Columbia Management Multi-Strategy Hedge Fund, LLC. The Fund's principal executive office is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (888) 786-9977. The investment adviser of the Fund is Banc of America Investment Advisors, Inc. (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (888) 786-9977. The subadviser of the Fund is Grosvenor Capital Management, L.P. (the "Subadviser"). The principal executive office of the Subadviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 61611 and it may be reached at
(312) 506-6500. The members of the Board are Thomas W. Brock, Alan Brott, and Thomas G. Yellin. Their address is c/o the Fund at 100 Federal Street, Boston, MA 02110 and their telephone number is (888) 786-9977.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $35,000,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is April 27, 2007 unless the Offer is extended, and not withdrawn as described in Item 4(a)(1)(vi).

         (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date, which is June 30, 2007 unless the Offer is extended, in which case, it is the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires). See Item 4(a)(1)(v) below. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made, including allocations in respect of any incentive allocations then due.

         Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance at least equal to $50,000. An Investor whose entire Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to receive the Initial Payment in cash and/or marketable securities (valued in accordance with the LLC Agreement), which is equal to 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser. Payment of this amount will be made to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from any portfolio funds, if the Fund has requested withdrawals of its capital from portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive the Contingent Payment in cash and/or marketable securities, which is equal to the excess, if any, of
(a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund's determination of its net asset value is based), over (b) the Initial Payment (the "Contingent Payment"). The Contingent Payment, if any, is payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value of the Interest determined as of the Valuation Date. Although the promissory note is non-interest bearing, the Fund may earn interest on these deposited amounts. Any such interest is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

         An Investor whose partial Interest is accepted for purchase by the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor's entire Interest) will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for the Investor by PFPC Inc., entitling the Investor to payment of the unaudited net asset value of the partial Interest accepted for purchase determined as of the Valuation Date, taking into account any incentive allocations payable to the Adviser and the Subadviser, in cash and/or marketable securities (valued in accordance with the LLC Agreement). Payment of this amount will be made to the Investor within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds, if the Fund has requested withdrawals of capital from such portfolio funds in order to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor's capital account to have a balance of less than $50,000. In the case of a partial tender greater than 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

         Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

         Any promissory notes paid to tendering Investors will be held for each Investor by the Fund's administrator, PFPC Inc. Any cash payments due under such notes will be made by wire transfer directly to the tendering Investor to an account designated by the Investor or by check directly to the tendering Investor to an address designated by the Investor in the Letter of Transmittal or otherwise.

         A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

         (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, April 27, 2007.

         (iv) Not applicable.

         (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. In the event that the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set forth in Section 8 of the Offer to Purchase dated March 27, 2007 and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; and/or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

         (vi) Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before midnight, Eastern Time, on the Expiration Date, which is April 27, 2007 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after May 22, 2007 (i.e., after the expiration of 40 business days from the commencement of the Offer).

         (vii) Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc., to the attention of Columbia Management Tender Offer Administrator, at the address set forth on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to PFPC Inc., also to the attention of Columbia Management Tender Offer Administrator, to the fax number set forth on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by PFPC Inc., either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC Inc. via certified mail, return receipt requested, or by facsimile transmission. An Investor choosing to fax a Letter of Transmittal to PFPC Inc. must also send or deliver the original, completed and executed Letter of Transmittal to PFPC Inc. promptly thereafter.

         Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC Inc. at the address or telephone number set forth on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of PFPC Inc. to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination is final and binding.

         The Fund reserves the absolute right to reject any or all tenders it determines not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer is final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund determines. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, the Subadviser or the Board is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

         Any Investor tendering an Interest pursuant to this Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by PFPC Inc. at the address or fax number set forth on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests subject to a tender that has been properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described above.

         (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

         (ix) If more than $35,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

         (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser and the Subadviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

         (xi) Not applicable.

         (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in such Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

         (a) (2) Not applicable.

         (b) To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Confidential Offering Memorandum (as updated and supplemented from time to time, the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors twice each year, as of the last business day of June and December. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, the Subadviser, any director of the Fund or any person controlling the Fund or controlling the Adviser, the Subadviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Fund may be dissolved if the Interest of any Investor that has submitted a written request in accordance with the terms of the LLC Agreement to tender its Interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Investors who hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Confidential Memorandum. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

         (c) Neither the Fund, the Adviser, the Subadviser nor the Board has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, its Board or the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board, to fill any existing vacancy on the Board or to change any material term of the investment advisory arrangements with the Adviser or the Subadviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Subsections (6), (7) and
(8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $35,000,000 (unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or
(d) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes.

         (b)  There  are  no  material   conditions  to  the  financing  of  the
transaction. There are no alternative financing plans or arrangements for the transaction.

         (d) Neither the Fund, its Board, the Adviser nor the Subadviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing and/or new Investors, withdrawal of capital from the portfolio funds in which it invests or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) None of the Directors own any Interests. The Fund maintains special advisory accounts for the Adviser and Subadviser solely for the purpose of receiving the incentive allocation.

         (b) Other than the acceptance of subscriptions as of February 1, 2007 and March 1, 2007, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the fiscal year ending March 31, 2005, previously filed on EDGAR on Form N-CSR on June 6, 2005.

         Audited financial statements for the fiscal year ending March 31, 2006, previously filed on EDGAR on June 9, 2006.

         Unaudited   financial   statements  for  the  six-month  period  ending
         September 30, 2006, previously filed on EDGAR on Form N-CSR on December 7, 2006.

         Copies of these financial statements may be obtained by visiting the SEC's website at www.sec.gov or may be obtained free of charge by calling the Fund at (888) 786-9977.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares, and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

             (2) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

         A. Cover Letter to Offer to Purchase and Letter of Transmittal.

         B. Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC

                     By:   /s/ Daniel S. McNamara
                        --------------------------------------
                           Name:  Daniel S. McNamara
                           Title: President


Dated:  March 27, 2007

                                  EXHIBIT INDEX

                                     EXHIBIT


A        Cover Letter of Offer to Purchase and Letter of Transmittal.

B        Offer to Purchase.

C        Form of Letter Transmittal.

D        Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.